
05006949

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Keihan Express Co., Ltd

*CURRENT ADDRESS

**FORMER NAME PROCESSED

APR 04 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34718 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DATE: 4/1/05

82-34118

ARLS 3-31-04


VALUE UP
The 3rd Stage for Growth



Annual Report 2004

For the year ended March 31, 2004


Trust network system
軽貨急配
TRUSTEX

KEIKA EXPRESS CO., LTD.

Keika Express–Further Progress in the

SINCE ITS ESTABLISHMENT IN 1987, KEIKA EXPRESS HAS ACHIEVED RAPID GROWTH BY GOING BEYOND EXISTING STANDARDS TO DEVELOP AND PROVIDE COMPREHENSIVE FREIGHT SERVICES FOR ALL TYPES OF NON-STANDARD FREIGHT, INCLUDING PROCESSES BEFORE AND AFTER TRANSPORTATION.

THE KEY TO THIS GROWTH IS A UNIQUE BUSINESS MODEL BASED ON THE "DOUBLE OUTSOURCING" SYSTEM. DOUBLE OUTSOURCING CONSISTS OF THE TRANSPORTATION BUSINESS, WHICH IS PHYSICAL DISTRIBUTION CONTRACTING FOR SHIPPERS, AND THE DEVELOPMENT BUSINESS, WHICH IS BASED ON A UNIQUE APPROACH TO THE PREPARATION OF OWNER-OPERATORS. KEIKA EXPRESS TRAINS QUALITY OWNER-OPERATORS, SELLS THEM FREIGHT VEHICLES BASED ON ITS OWN ADVANCED DESIGN, AND CONTRACTS THE OWNER-OPERATORS TO PROVIDE THE COMPREHENSIVE FREIGHT SERVICES REQUIRED BY ITS CUSTOMERS.

KEIKA EXPRESS HAS BUILT A UNIQUE BUSINESS STRUCTURE AS A TRUCKING FIRM WITHOUT DRIVERS OR TRUCKS. THIS HIGH-INCOME, LOW-COST STRUCTURE HAS ALLOWED KEIKA EXPRESS TO BECOME THE NUMBER ONE LIGHT-FREIGHT TRUCKING FIRM IN JAPAN.

IN MAY 2002, KEIKA EXPRESS BEGAN ITS TRANSITION INTO THE SECOND STAGE OF ITS GROWTH STRATEGY WITH THE ADOPTION OF A MEDIUM-TERM BUSINESS PLAN COVERING A THREE-YEAR PERIOD. UNDER THIS PLAN, THE "DOUBLE OUTSOURCING" MODEL WILL BE DYNAMICALLY DEVELOPED INTO A "MULTIFUNCTIONAL DOUBLE OUTSOURCING" SYSTEM BASED ON BUSINESS PARTNERSHIPS WITH OTHER COMPANIES AND THE COMMISSIONING OF SERVICES TO INDIVIDUAL CONTRACT DRIVERS. THE AIM OF THIS FUNDAMENTAL STRATEGY IS TO STRENGTHEN AND EXPAND THE BUSINESS OPERATIONS OF THE KEIKA EXPRESS GROUP THROUGH THE INCLUSION OF GROUP SUBSIDIARIES THAT OWN MEDIUM-SIZED AND LARGE TRUCKS. THE PARTIAL INTRODUCTION OF AN OWNERSHIP-BASED BUSINESS APPROACH THROUGH THESE SUBSIDIARIES WILL BE COMBINED WITH THE PARENT COMPANY'S EVOLUTION INTO A TOTALLY UTILIZATION-BASED BUSINESS SPECIALIZING IN PHYSICAL DISTRIBUTION "SOFTWARE." BY INTEGRATING THESE TWO APPROACHES, THE KEIKA EXPRESS GROUP AIMS TO BECOME A MAJOR TRADING COMPANY IN THE PHYSICAL DISTRIBUTION INDUSTRY.


Keika Express
cooperative

Sales and purchase agreement for automobiles (Group purchasing)

Outsourcing of logistics related operations


Clients

Second Stage

Credit sales company

Sales and purchase agreement for automobiles

Obligation guarantee contract

Franchise contract (Obligation guarantee contract)

Sales and purchase agreement for automobiles

Obligation guarantee contract

Keika Express and Group companies

Sales and purchase agreement for automobiles

Delivery contract

Outsourcing of the Company's logistic services

Owner-operators

Outsourcing of the Company's logistic services

Independent contractors

Provision of logistics related services by owner-operators, etc.

Provision of logistics related services by owner-operators, etc.

Subcontractors

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Net Sales	**¥39,579,926**	¥36,111,978	**$374,491**
Operating Income	**817,273**	1,197,517	**7,733**
Net Income	**256,726**	541,329	**2,429**
Total Assets	**27,895,355**	21,839,525	**263,936**
Shareholders' Equity	**6,674,847**	6,315,502	**63,155**

	Yen		U.S. Dollars
Net Income Per Share	**¥ 29.66**	¥ 67.24	**$ 0.28**
Cash Dividends Per Share	**25.00**	25.00	**0.24**

Notes: 1. Yen amounts have been translated, for convenience only, at ¥105.69 = US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2004.
2. Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.


Net Sales
(Millions of yen)
40,000
30,000
20,000
10,000
0
2000 2001 2002 2003 2004


Net Income
(Millions of yen)
1,200
1,000
800
600
400
200
0
2000 2001 2002 2003 2004


Shareholders' Equity
(Millions of yen)
7,500
6,000
4,500
3,000
1,500
0
2000 2001 2002 2003 2004

Keika Express–Further Progress in the Second Stage

THE UNIQUE "DOUBLE OUTSOURCING" BUSINESS MODEL DEVELOPED BY KEIKA EXPRESS ANTICIPATED THE NEEDS OF TODAY'S CONSUMER-CENTERED ECONOMY AND ALLOWED IT TO ACHIEVE SUSTAINED GROWTH AS A TRUCKING FIRM WITHOUT TRUCKS. IN THE YEAR ENDED MARCH 2004 IT BECAME THE LEADING COMPANY IN JAPAN'S LIGHT TRUCKING INDUSTRY WITH NET SALES OF ¥39,579 MILLION.

KEIKA EXPRESS USES THE PHRASE "ESTABLISHMENT STAGE 2" TO DESCRIBE A NEW PHASE OF EVOLUTION DRIVEN BY THE ESTABLISHMENT OF A NEW BUSINESS MODEL, FURTHER BUSINESS EXPANSION, AND THE DEVELOPMENT OF STRENGTHENED FINANCIAL STRUCTURE.



President and CEO
Katsutoshi Nishihara



Q1: You have dubbed your present phase of business development "Establishment Stage 2." What initiatives are you implementing?

The four key elements of the business model that we created are the use of light-freight trucks, the acceptance of non-standard freight, the use of owner-operators, and the use of the "double outsourcing" system. These characteristics allow us to meet the needs of today's consumers by providing small-lot, non-standard, non-scheduled freight services at competitive prices. This model has brought strong market support and has been the driving force behind our growth.

By adopting this business structure from the outset, we have succeeded in building a niche market in the transportation sector. By 2000 we had over 100 branches throughout Japan, and in that year we were listed on the Osaka Securities Exchange. By that stage we had mostly completed the development of infrastructure for a nationwide networked business, in terms of both our business structure and our brand awareness. We decided that the time was right for a new phase of development, which we call "Establishment Stage 2", covering the early years of the 21st century. We are implementing a variety of initiatives that will result in the adoption of a "challenge-based" approach to management.

Our specific targets are the achievement of net sales of ¥50.0 billion in the near-term future. We also aim to build a high-income structure capable of generating net income in excess of ¥2.0 billion and ROE in excess of 20%. Our strategy for the achievement of these goals is to meet the challenge of expansion from our specialization in light-truck freight services into the wider trucking market. We will evolve from our traditional business model centering on owner-operators contracted exclusively to specific companies, toward a "multifunctional double outsourcing" system that will combine subcontractors, which will mainly be business corporations, with individuals working as independent contractors. We will also use mergers and acquisitions to build a network of long-distance truck services for medium-sized and large freight items. Ultimately we aim to become a general trading company in the freight business.

The company vision


2nd stage
1st stage
Owner-operators
Double outsourcing
Exclusive non-standard cargo delivery services
Light-freight delivery
Subcontractor method and independent contractors
"Keika B2B Express" and light work contracting
General land cargo distribution
¥30 billions
¥50 billions

Q2: What specific measures have you implemented, and what have been the results so far?

Our first step was to establish the Keika B2B Express system, a small-lot, mixed-load freight service for the business sector. We see this operation, which we initially launched in the Tokyo area, as our growth driver for the "Establishment Stage 2" period. The pace of growth has been rapid. In the year ended March 2004 sales increased by 104% year-on-year to ¥7.3 billion, or 25% of our total transportation-related sales. Despite a harsh business environment, our total transportation-related sales showed double-digit growth, with a 16% year-on-year increment. The expansion of the B2B Express business has far exceeded our initial targets, and we expect sales to reach ¥10.0 billion in the near future. Now that we have successfully established a presence in the Tokyo area, we intend to work with our group companies to achieve further expansion and development of this business.

Our general light-freight trucking business is also expanding steadily thanks to our efforts to attract consignments for our subcontractors and independent contractors. Another area in which sales have grown is incidental services associated with transportation. These trends reflect our successful efforts to strengthen our capabilities as an integrated physical distribution enterprise. In the year ended March 2004, we reduced our involvement in the development business, with the result that there was an increase in the percentage of sales derived from the transportation business. In fact, the transportation business overtook the development business for the first time in terms of gross profit on sales. Other evidence of this change in our business structure includes the fact that operating income from the two segments was roughly equal.





Q3: Will this retrenchment of the development business continue in the future? What are the implications of this change?

The number of people wishing to enroll for our development program continues to increase because of a worsening employment and income environment in Japan. Despite this, sales from our owner-operator development business were below our initial forecast and reached only 93% of the previous year's level in the year ended March 2004. This reflects our decision to limit operations in this area because of deterioration in our balance sheet due to an increase in long-term accrued receivables. We will continue to limit new enrollments in the year to March 2005, so that we can focus our efforts on the training of high-quality owner-operators. We are therefore predicting sales of ¥44.0 billion and net income of ¥440 million in the year to March 2005.

However, we will continue our active development of subcontractors and independent contractors. Our aim is to build a multifunctional business structure through the diversification of our contractor base, so that we expand sales and improve profit margins in our transportation business, leading to both revenue and income growth in that segment.

Q4: Your biggest challenge seems to be the reduction of long-term accrued receivables. How are you approaching this task?

In April 2004 we made changes to our contract with our credit company concerning new vehicle loans for owner-operators. The credit company also bought part of our overdue receivables. In May we established a business cooperative funded by contributions from owner-operators. The cooperative has since commenced vehicle sales to owner-operators and joint purchasing operations. It also provides loan guarantees. These measures will isolate us from future guarantee risks. We will also be able to reduce our exposure to long-term accrued receivables substantially.

Composition of sales by business segment



33.0%
2002/3
67.0%
27.2%
2003/3
72.8%
23.1%
2004/3
76.9%
● Transportation section
○ Development section

Q5: What are your policies concerning future mergers, acquisitions and business partnerships?

In 2004 we acquired Kyowa Keika Express Co., Ltd. (formerly Kyowa Unyu Shoji Co., Ltd.) to handle consignments for our expanding B2B Express business and strengthen our capacity in the area of large and medium-sized freight. Keika Express CS Corporation, which we acquired in 2001, is also involved in that area. It became profitable a year after we bought it and is now growing into a key subsidiary in our Group. We expect both of these companies to make an important contribution to the improvement and reinforcement of service capabilities and systems for our rapidly expanding B2B Express business. We will continue to develop business partnerships actively as part of our efforts to build our "multi-functional double outsourcing" system. Examples of the partnership approach include our provision of nationwide transportation services in partnership with Seino Transportation Co., Ltd. We will continue to strengthen our capabilities as a general trading company in the physical distribution sector, and to develop our capacity to meet the comprehensive physical distribution needs of today's market.

Q6: How do you view the future prospects for Keika Express?

Our decision to retrench our development business has temporarily slowed our progress toward the achievement of target net sales of ¥50.0 billion. We want to reach that goal as quickly as possible. Specifically, we aim to achieve a recovery in bottom-line profit by reversing the deceleration caused by the retrenchment of our development business through sales expansion and improved profit margins and an early improvement in our sales and income mixes in the transportation segment.

I referred earlier to our new subsidiary, Kyowa Keika Express Co., Ltd. The total energies of that company will be focused on the expansion of our B2B Express business. Other group companies will focus their efforts on the expansion of our general freight transportation operations and incidental services. We will achieve these objectives through further diversification of our contractor base to create a structure capable of supporting our expanding business operations.

The entire Keika Express Group is united in this "challenge-based" approach to management, and we are determined to work rapidly and creatively toward a role as an integrated outsourcer in the ¥11 trillion freight transportation market, and toward the expansion of our business activities under the "multifunctional double outsourcing" system.





Q1: What are the features of your new owner-operator development system?

Our most important priority at present is the reduction of long-term accrued receivables. To achieve this, we are limiting our owner-operator development activities and focusing instead on the development of subcontractors and independent contractors to support a new approach to the contracting of transportation services. We plan to reduce our reliance on owner-operators to around 60%.

We have sought to curb our accrued receivables by limiting the number of owner-operators accepted while maintaining the required number of high-quality owner-operators. We have used a combination of measures, including stringent selection processes and tighter credit control. However, we have decided to take additional steps to reduce our long-term accrued receivables, and in April 2004 we renegotiated the terms of our merchant account contract with credit companies, etc., concerning auto-loans for owner-operators. The credit company has bought part of our receivables without any guarantee by the Keika Express Group. In May we established the Keika Express Cooperative, which in June commenced sales of Keika-specified vehicles to owner-operators and joint purchasing operations. It also began to provide credit guarantees. As a result of these measures, we have been able to eliminate most of our exposure to guarantee risks, and we expect the level of long-term accrued receivables to fall sharply.

Q2: What is the status of your long-term accrued receivables?

We have merchant contracts with credit companies, etc., which we use to provide installment finance when owner-operators buy light freight vehicles. If owner-operators fall behind on their payments, the contracts require us to fulfill the guarantees that we provide to credit companies and other lenders. By the end of March 2004, the balance of debt guaranteed had reached ¥1,135.8 million. When we fulfill a guarantee, the entire debt is transferred to the Keika Express Group and is shown in our accounts as long-term accrued receivables. At the same time, we sign an agreement with the owner-operator concerned covering the repayment of the debt. If necessary, based on the recoverability of claims, we also provide reserves to cover individual doubtful accounts, which are shown in the accounts as loans affected by bankruptcy, corporate rehabilitation or similar processes.

As of March 31, 2004, the balance of long-term accrued receivables stood at ¥2,923.9 million, including ¥2,354.8 million in advances to contracting companies as operating funds for external contracting. The balance of loans affected by bankruptcy, corporate rehabilitation or similar processes was ¥1,026.9 million. We have securitized these long-term accrued receivables and loans affected by bankruptcy, corporate rehabilitation or similar processes, with the result that the Keika Express Group holds subordinated claims in the form of subordinated trust beneficiary rights amounting to ¥3,532.5 million.

These claims are properly covered by reserves at present. As noted in my response to the first question, however, we decided to reduce our exposure to guarantee risks by amending the terms of our contracts with credit companies as a precaution against future deterioration in our recovery rate.

Q3: Do you have any comments concerning corporate governance?

Corporate governance has become increasingly important in the business world with the trend toward globalization. We regard corporate governance as an important management priority. We have worked to maximize our corporate value by establishing systems to support prompt, effective decision-making, by clarifying management accountability through the separation of auditing and executive functions, and by strengthening our risk management and compliance systems. Our corporate governance situation can be summarized as follows.

Corporate organization and internal governance systems

(1) Basic corporate organization

• Company with committees or company with auditors

Company with auditors

• Election of external directors and auditors

None of the six directors are external directors. Two of the three auditors are external auditors.

• Staff assigned exclusively to external officers

No staff are assigned exclusively to external officers. The required support is provided by general affairs, accounting and legal affairs departments.

• Executive and audit functions

An executive officer system has been introduced to ensure prompt management decision-making and strengthen executive systems. In addition to their own executive duties, directors also delegate executive officers to carry out corporate operations on the basis of operational policies decided by the board of directors. The executive officers carry out corporate operations in the areas for which they have been delegated. The executive officers report to the board of directors periodically on the performance of the operations for which they are responsible. The board of directors is responsible for supervision of the executive officers.

(2) Corporate organization and internal governance systems

Directors and executive officers are given responsibility, under the President, for each area of operation, and they are given delegated authority to make decisions based on their own responsibility. There are also checks and restraints between the areas of operation. In addition, a director is appointed as head of the audit division. This director works with the auditors to establish a system capable of monitoring the performance of operations.

(3) Use of attorneys, audit firms and other outside professionals

Keika Express has signed contracts with four law firms, which provide advice on legal matters concerning business operations, and on aspects of corporate governance. An audit contract has been signed with the audit firm Tohmatsu & Co.

Measures implemented over the past year to enhance corporate governance

A system that allows supervision of the performance of directors has been established by seeking the views of auditors at monthly meetings of the board of directors, and through the attendance of the standing auditor at special meetings of the board of directors. The executive officer system has also been enhanced, and the separation of supervisory and executive functions has been further clarified. In addition, management accountability in business and management areas has been strengthened.

Our Expanding Transportation Business

Consumer freight services are becoming the main focus of the physical distribution sector. There is also growing demand for non-standard freight transportation and incidental services associated with transportation. Keika Express has established itself as the leading company in the light-truck business by using its "double outsourcing" system to provide speedy, low-cost transportation services through owner-operators contracted exclusively to specific companies.

Capabilities developed in this field are now helping Keika Express to move into the new area of small-lot, mixed-load freight services for businesses. This new business, which is seen as a key contributor in the Keika Express Group's second growth stage, was launched in the Tokyo area in May 2002 as the Keika B2B Express service. Keika Express is able to provide speedy services for about one-half of the cost of existing services offered by competitors. First-year sales in the year ended March 2003 were substantially higher than the predicted level at ¥3.5 billion. In the year ended March 2004, sales climbed to ¥7.3 billion. Keika Express aims to achieve sales of ¥10.4 billion in the year to March 2005, when it will also further develop the business in Tokyo while expanding the service area to include Osaka and the Chukyo region. There will also be infrastructure improvements, including dedicated distribution centers and a freight tracking service based on portable terminals. Keika Express is working to expand freight volumes while introducing service enhancements, including acceptance of card payments using JCB, VISA, J-Debit cards and other types of cards. The aim is to use the Keika B2B Express business as a growth driver for the continuing expansion of the Keika Express Group's transportation business. In the year ended March 2004 Keika B2B Express sales increased by 16.4% and operating income by a massive 214.2%. The contribution to total sales has also risen sharply, from 69.6% in the year ended March 2002, to 74.6% in the year ended March 2004.

Keika Express will continue to use the strengths of its subsidiaries, including Kyowa Keika Express, to build a solid presence in the ¥11 trillion freight transportation market. It also aims to diversify its range of vehicle types and improve and expand its network of delivery bases.

Composition of sales by business segment


69.6%
30.4%
47.4%
2002/3
16.3%
70.3%
29.7%
44.5%
2003/3
8.4%
10.0%
74.6%
25.4%
44.8%
2.9%
2004/3
18.5%
Net Sales: ¥32,208 million
Net Sales: ¥36,111 million
Net Sales: ¥39,579 million
Transportation
General light-freight service
B2B Express
Light-work contracting
Others
Development

Reforming **Contract Operation** Systems

Keika Express recognizes the need to rebuild its business structure to support its expanding transportation business and has made this a priority policy. Demand for the comprehensive transportation services provided by Keika Express continues to grow, and the new Keika B2B Express service has expanded dramatically. In addition to individual owner-operators, who were the mainstay of the Keika Express Group's general light-freight business, the Group is now signing contracts with subcontractors from which it can outsource consignment services. It is also developing independent contractors, which are mainly individual operators. Through these strategies, the Group is restructuring its business consignment network to support a new approach known as "multifunctional double outsourcing." Ultimately, Keika Express aims to become the only integrated outsourcer in the Japanese freight transportation sector.

Through these changes, the Keika Express Group is evolving beyond its traditional business model, which was based on owner-operators contracted exclusively to specific companies, and strengthening its ability to support the expansion and diversification of its consignment business and respond to the total physical distribution needs of its customers. In the year ended March 2003, owner-operators accounted for about 75% of consignments. This declined to 70% in the year ended March 2004 and will be further reduced to 65% in the year to March 2005. At the same time, Keika Express will increase the percentage of consignments handled by subcontractors and independent contractors.

The highly flexible "multifunctional double outsourcing" approach will allow Keika Express to meet the total needs of its customers through a transportation business based on three core elements: general light-freight transportation services, mixed-load light-freight services, including the B2B Express service, and incidental transportation-related services. In all three areas, Keika Express will use its powerful marketing systems to promote its services aggressively.



Ratio of cargo delivery consignment



17.4%
5.7%
2002/3
76.9%
23.2%
2.1%
2003/3
74.7%
27.8%
2.1%
2004/3
70.1%

● Owner-operators ○ Subcontractors ◉ Independent contractors

An Expanding Business Group and Partnerships



Keika Express is building a contract operator network made up of Keika Express Group subsidiaries and partner companies to support the accelerating growth of the Group's freight business and its expansion into the small-lot, mixed-load freight business through its B2B Express service.

In the year ended March 2002 Keika Express acquired Keika Express CS Corporation as a subsidiary. Its mission is to promote freight transportation services for medium-sized and large items in the Tokyo area. The subsequent expansion of the Group's operations led in January 2004 to the acquisition of Kyowa Unyu Shoji Co., Ltd., which was merged with three other companies to create Kyowa Keika Express Co., Ltd. as a new driving force the expansion of the B2B Express business. Like Keika Express CS Corporation, it is working primarily in the Kanto region to develop freight transportation services for medium-sized and large items. It will play an important role in the continuing expansion of the Keika Express Group's operations in the Tokyo area by establishing a service supply structure based on a network of 11 collection and distribution centers.

Keika Express has established a business partnership with Seino Transportation Co., Ltd. in the area of long-distance physical distribution services. There are also plans for partnerships with companies specializing in such areas as combined small-lot delivery, light work contracting, and warehouse operation and management. The development of these relationships is helping to strengthen the Keika Express Group's capabilities as an integrated provider of physical distribution services.

The Keika Express Group is simultaneously developing two business models: the "multifunctional double outsourcing" approach based on owner-operators, subcontractors and independent contractors, and a contract operator network based on partner companies. This dual approach allows it to provide speedy, low-cost solutions to a diverse range of high-volume physical distribution needs.

This business restructuring is transforming the Keika Express Group into a physical distribution trading enterprise capable of providing a comprehensive range of services.

The Company's Functions in the New Marketplace

...ss in the overall cargo delivery industry through effective utilization of subsidiaries and business partners

Subsidiaries

Keika Express CS Corporation
Kyowa Keika Express Co., Ltd.

Contract Operator Network

Combined small-lot delivery companies
Chartered delivery
Light duty work contracting, etc.

Overall cargo delivery industry

Market size:

Approx. ¥11.3 trillion (as of 2003)

FINANCIAL SUMMARY

Years ended March 31

Consolidated

	Millions of Yen				
	2000	2001	2002	2003	**2004**
Net Sales	¥23,569	¥25,809	¥32,208	¥36,111	**¥39,579**
Gross Profit	10,116	10,192	12,202	12,137	**12,129**
Operating Income	1,299	1,148	2,245	1,197	**817**
Ordinary Income	1,353	1,256	2,346	1,257	**528**
Net Income	680	680	1,053	541	**256**
Total Assets	10,779	11,718	17,249	21,839	**27,895**
Shareholders' Equity	3,196	5,130	6,110	6,315	**6,674**
Capital	544	1,182	1,262	1,262	**1,437**
Shareholders' Equity Per Share (Yen)	485.31	676.87	794.93	819.68	**840.47**
Net Income Per Share (Yen)	103.47	96.78	138.33	67.24	**29.66**

Non-consolidated

	Millions of Yen				
	2000	2001	2002	2003	**2004**
Net Sales	¥23,275	¥25,486	¥30,024	¥33,229	**¥37,811**
Gross Profit	9,894	10,032	12,609	11,969	**13,095**
Operating Income	1,330	1,159	2,913	871	**1,241**
Ordinary Income	1,381	1,222	2,989	903	**901**
Net Income	709	668	1,586	245	**507**
Total Assets	8,417	9,538	14,096	16,796	**22,666**
Shareholders' Equity	3,369	5,291	6,804	6,721	**7,331**
Capital	544	1,182	1,262	1,262	**1,437**
Shareholders' Equity Per Share (Yen)	512.12	698.12	885.30	872.56	**924.04**
Net Income Per Share (Yen)	107.76	95.07	208.39	28.74	**62.94**
Cash Dividend Per Share (Yen)	20.00	25.00	35.00	25.00	**25.00**

FINANCIAL REVIEW

Consolidated Performance (April 1, 2003–March 31, 2004)

Though the Japanese economy as a whole moved toward a recovery in the year ended March 2004, the extent of the recovery varied according to corporate size, industrial sector and region. There was also lingering uncertainty caused by the high value of the yen, a slow job recovery and other factors. Business conditions remained harsh in the transportation sector. Negative factors included the slow recovery of demand and escalating competition.

The Keika Express Group achieved sustained growth in this environment by using the competitiveness of low-cost services based on its "double outsourcing" approach to expand its transportation business. Performance also benefited from the accelerated growth of the Keika B2B Express operation, which was established in the previous year as a small-lot, mixed-load freight service for businesses.

In its development business, Keika Express continued to limit enrollments of new owner-operators. The aim of this policy was to reduce the future burden of long-term accrued receivables.

Transportation-related sales in the year ended March 2004 amounted to ¥29,533 million, a year-on-year increase of 16.4%. Development-related sales were 6.4% below the previous year's level at ¥10,046 million. Net sales increased by 9.6% to ¥39,579 million.

The cost of sales rose by 14.5% over the previous year's level to ¥27,450 million, but gross profit on sales was 0.1% down at ¥12,129 million. This breaks down into ¥6,365 million from the transportation business, a year-on-year increase of 19.3%, and ¥5,763 million from the development business, a year-on-year decline of 15.3%.

There were increases in several components of selling, general and administrative expenses. Labor costs were 5.3% higher at ¥4,618 million, and the cost of advertising to attract quality owner-operators rose by 4.6% to ¥2,839 million. The expansion of facilities for mixed-load light-freight services caused rental costs to increase by 11.3% to ¥1,080 million. These factors were reflected in a 3.4% year-on-year increase in total selling, general and administrative expenses, which amounted to ¥11,311 million.

Operating income was 31.8% lower year-on-year at ¥817 million. Segment statistics show that operating income from the transportation segment was 214.3% higher at ¥1,147 million, but the figure for the development segment was 47.5% lower at ¥1,279 million.

Non-operating costs increased because of further securitization of long-term accrued receivables. Of the total amount of ¥5,637 million, claims totaling ¥2,000 million were sold to investors as preferred trust benefit rights. This resulted in the write-off of the entire amount of prepaid expenses shown at the time of the previous securitization. Other cost pressures included higher bond issuing expenses. As a result, net income was 52.6% below the previous year's level at ¥256 million.

Segment Information

Transportation

Transportation sales increased by 16.4% year-on-year to ¥29,533 million. General light-freight transportation sales were 10.2% higher at ¥17,714 million, while the contribution from mixed-load light-freight services increased by 104.1% to ¥7,332 million. Sales of transportation-related incidental services increased by 23.9% to ¥3.325 million. Operating income was 214.3% higher at ¥1,147 million.

At the end of the current accounting period, there were 12,682 owner-operators, a year-on-year increase of 13.7%. The number of subcontractors increased by 20.8% to 383, and the number of independent contractors by 45.4% to 5,036. The percentage of transportation contracts consigned to owner-operators declined by 4.6 points to 70.1%, while the subcontractors' share remained at 2.1% and independent contractors received a 27.8% share. Independent contractors will be the main recipients of contracts in the future, and this was reflected in a substantial rise in their shares of both development activities and contracts.

Net Sales
(Millions of yen)


40,000
30,000
20,000
10,000
0
2000 2001 2002 2003 2004
Owner-operator Development
Transportation

Operating Income
(Millions of yen)


2,500
2,000
1,500
1,000
500
0
2000 2001 2002 2003 2004

SG&A Expenses
(Millions of yen)


12,000
10,000
8,000
6,000
4,000
2,000
0
2000 2001 2002 2003 2004

Development

Though the number of applicants for owner-operator development continued to expand, Keika Express substantially reduced its vehicle sales to prevent future increases in long-term accrued receivables. This caused the number of vehicles sold to fall by 33.4% to 2,437, and sales by 6.4% to ¥10,046 million. Operating income was 47.5% lower at ¥1,279 million.

Cash Flow Analysis

Cash flows from operating activities in the current accounting period declined by ¥229 million compared with the previous year's figure to negative ¥3,291 million. The main reason for this result was an increase in trade receivables and installment receivables.

Cash flows from investment activities in the current accounting period declined by ¥201 million year-on-year to negative ¥861 million. Reasons included expenditure of ¥276 million on time deposits and ¥750 million on loans.

Cash flows from financial activities increased by ¥1,184 million over the previous year's level to ¥5,300 million. Contributing factors included income of ¥6,369 million from long-term borrowings and ¥3,384 million from bond issues.

Consolidated cash and cash equivalents at the end of the current accounting period amounted to ¥4,654 million, an increase of ¥1,147 million compared with the previous accounting period.

Financial Position

Total assets at the end of the current accounting period amounted to ¥27,895 million, an increase of 27.7% from the position at the end of the previous period. Current assets increased by ¥2,857 million, or 21.7%, to ¥16,004 million, mainly because of an increase in trade receivables due to higher sales, and an increase in cash and deposits. Fixed assets amounted to ¥11,890 million, an increase of ¥3,198 million, or 36.8%. This was caused mainly by higher figures for long-term accrued receivables and claims subject to bankruptcy procedures.

Total liabilities increased by ¥5,696 million, or 36.7%, to ¥21,220 million. Current liabilities were ¥79 million, or 0.7%, higher at ¥11,371 million. The main contributing factors were an increase in accrued payments to contractors because of the expansion of the transportation business, and an increase in income from term payments received in advance in connection with the loan activities of MC Convenience Co., Ltd. Fixed liabilities amounted to ¥9,849 million, an increase of ¥5,617 million, or 132.7%. The higher figure resulted primarily from increases in bonds and long-term borrowings to finance the expansion of the transportation business.

Total shareholders' equity rose by ¥359 million, or 5.7% from the position at the end of the previous accounting period to ¥6,674 million. The main reasons for the higher figure were increases in shareholders' equity and the capital reserve due to the exercise of stock options on CB-type bonds with stock options.

Cash Dividends

The cash dividend for the current accounting period was set at ¥25 per share of common stock, including the interim dividend of ¥12.5. The dividend ratio for the year ended March 2004 was 39.7%.


Total Assets
(Millions of yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
2000 2001 2002 2003 2004


Capital
(Millions of yen)
1,500
1,200
900
600
300
0
2000 2001 2002 2003 2004


Shareholders' Equity Ratio and ROE
(%)
50
40
30
20
10
0
2000 2001 2002 2003 2004
Shareholders' Equity Ratio
ROE

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

Keika Express Co., Ltd. and Consolidated Subsidiaries
March 31, 2004 and 2003

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2004**	2003	**2004**
CURRENT ASSETS:			
Cash and cash equivalents	**¥ 4,654,292**	¥ 3,506,367	**$ 44,037**
Short-term investment (Note 3)	**627,745**	308,026	**5,939**
Receivables:			
Trade notes and accounts (Note 4)	**9,610,549**	7,270,152	**90,931**
Other	**575,265**	960,702	**5,444**
Allowance for doubtful accounts	**(260,901)**	(119,882)	**(2,469)**
Inventories (Note 5)	**82,059**	89,505	**776**
Prepaid expenses and other current assets (Note 10)	**715,816**	1,132,257	**6,774**
Total current assets	**16,004,825**	13,147,127	**151,432**
PROPERTY AND EQUIPMENT (Note 7):			
Land	**623,071**	426,055	**5,895**
Buildings and structures	**673,460**	505,776	**6,373**
Machinery and equipment	**823,693**	774,745	**7,793**
Furniture and fixtures	**414,548**	327,460	**3,922**
Total	**2,534,772**	2,034,036	**23,983**
Accumulated depreciation	**(1,173,180)**	(970,066)	**(11,100)**
Net property and equipment	**1,361,592**	1,063,970	**12,883**
INVESTMENTS AND OTHER ASSETS:			
Long-term receivables (Note 4):			
Trade	**3,950,934**	1,605,945	**37,382**
Subordinated beneficial interest in trust assets	**3,532,600**	3,507,218	**33,424**
Allowance for doubtful accounts	**(1,433,910)**	(1,536,846)	**(13,567)**
Deposit (Note 7)	**1,357,443**	1,274,923	**12,844**
Deferred tax assets (Note 10)	**1,190,232**	1,187,933	**11,262**
Goodwill	**461,493**	224,315	**4,366**
Other assets (Notes 3 and 7)	**1,470,146**	1,364,940	**13,910**
Total investments and other assets	**10,528,938**	7,628,428	**99,621**
TOTAL	**¥27,895,355**	¥21,839,525	**$263,936**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2004	2003	Thousands of U.S. Dollars (Note 1) 2004
CURRENT LIABILITIES:			
Short-term bank loans (Note 6)	**¥ 2,510,000**	¥ 4,483,280	**$ 23,749**
Current portion of long-term debt (Note 6)	**3,412,696**	1,727,784	**32,290**
Payables:			
Trade notes and accounts	**2,721,529**	2,760,690	**25,750**
Other	**2,630**	4,164	**25**
Income taxes payable	**159,563**	180,824	**1,510**
Accrued expenses	**302,185**	313,522	**2,859**
Deferred profit (Note 4)	**1,656,669**	1,384,586	**15,675**
Other current liabilities	**606,051**	437,439	**5,734**
Total current liabilities	**11,371,323**	11,292,289	**107,592**
LONG-TERM LIABILITIES:			
Long-term debt (Note 6)	**9,419,518**	3,770,714	**89,124**
Liability for retirement benefits (Note 8)	**384,239**	359,270	**3,636**
Other	**45,428**	101,750	**429**
Total long-term liabilities	**9,849,185**	4,231,734	**93,189**
CONTINGENT LIABILITIES (Note 13)			
SHAREHOLDERS' EQUITY (Notes 9 and 15):			
Common stock, authorized, 21,000,000 shares;			
issued, 7,978,553 shares in 2004 and 7,686,648 shares in 2003	**1,437,591**	1,262,448	**13,602**
Additional paid-in capital	**1,363,815**	1,188,958	**12,904**
Retained earnings	**3,957,799**	3,918,133	**37,447**
Net unrealized gain (loss) on available-for-sale securities	**1,935**	(26,217)	**18**
Total	**6,761,140**	6,343,322	**63,971**
Treasury stock–at cost:			
72,469 shares in 2004 and 12,264 shares in 2003	**(86,293)**	(27,820)	**(816)**
Total shareholders' equity	**6,674,847**	6,315,502	**63,155**
TOTAL	**¥27,895,355**	¥21,839,525	**$263,936**

CONSOLIDATED STATEMENTS OF INCOME

Keika Express Co., Ltd. and Consolidated Subsidiaries

Years Ended March 31, 2004 and 2003

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003	**2004**
NET SALES (Note 4)	**¥39,579,926**	¥36,111,978	**$374,491**
COST OF SALES	**27,450,672**	23,974,953	**259,728**
Gross profit	**12,129,254**	12,137,025	**114,763**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**11,311,981**	10,939,508	**107,030**
Operating income	**817,273**	1,197,517	**7,733**
OTHER INCOME (EXPENSES):			
Interest and dividend income	**5,920**	9,077	**56**
Cancellation charge income	**105,205**	98,284	**995**
Interest expense	**(66,359)**	(41,676)	**(628)**
Bond issue costs	**(115,525)**	(17,981)	**(1,093)**
Commission paid	**(211,261)**	(64,181)	**(1,999)**
Gain on sales of securities	**136,888**		**1,295**
Write-down of investment securities		(220,280)	
Other – net	**(16,244)**	73,017	**(153)**
Other expenses – net	**(161,376)**	(163,740)	**(1,527)**
INCOME BEFORE INCOME TAXES	**655,897**	1,033,777	**6,206**
INCOME TAXES (Note 10)			
Current	**504,488**	727,983	**4,773**
Deferred	**(105,317)**	(235,535)	**(996)**
Total income taxes	**399,171**	492,448	**3,777**
NET INCOME	**¥ 256,726**	¥ 541,329	**$ 2,429**

	Yen		U.S. Dollars
PER SHARE OF COMMON STOCK (Notes 2 and 14):			
Basic net income	**¥ 29.66**	¥ 67.24	**$ 0.28**
Diluted net income	**29.62**		**0.28**
Cash dividends applicable to the year	**25.00**	25.00	**0.24**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Keika Express Co., Ltd. and Consolidated Subsidiaries

Years Ended March 31, 2004 and 2003

	Thousands	Thousands of Yen				
	Number of Issued Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Loss on Available-for -sale Securities	Treasury Stock
BALANCE, APRIL 1, 2002	7,687	¥1,262,448	¥1,188,958	¥3,673,158	¥(13,714)	¥ (700)
Net income				541,329		
Cash dividends, ¥35 per share				(268,604)		
Bonuses to directors and corporate auditors				(27,750)		
Repurchase of treasury stock from newly consolidated subsidiary (12,000 shares)						(27,120)
Net increase in unrealized loss on available-for-sale securities					(12,503)	
BALANCE, MARCH 31, 2003	7,687	1,262,448	1,188,958	3,918,133	(26,217)	(27,820)
Net income				256,726		
Cash dividends, ¥25 per share				(191,110)		
Bonuses to directors and corporate auditors				(25,950)		
Exercise of warrants	292	175,143	174,857			
Repurchase of treasury stock (60,205 shares)						(58,473)
Net increase in unrealized gain on available-for-sale securities					28,152	
BALANCE, MARCH 31, 2004	**7,979**	**¥1,437,591**	**¥1,363,815**	**¥3,957,799**	**¥ 1,935**	**¥(86,293)**

	Thousands of U.S. Dollars (Note 1)				
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Loss on Available-for -sale Securities	Treasury Stock
BALANCE, MARCH 31, 2003	$11,945	$11,249	$37,072	$(248)	$(263)
Net income			2,429		
Cash dividends, $0.24 per share			(1,808)		
Bonuses to directors and corporate auditors			(246)		
Exercise of warrants	1,657	1,655			
Repurchase of treasury stock (60,205 shares)					(553)
Net increase in unrealized gain on available-for-sale securities				266	
BALANCE, MARCH 31, 2004	**$13,602**	**$12,904**	**$37,447**	**$ 18**	**$(816)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Keika Express Co., Ltd. and Consolidated Subsidiaries

Years Ended March 31, 2004 and 2003

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003	**2004**
OPERATING ACTIVITIES:			
Income before income taxes	**¥ 655,897**	¥1,033,777	**$ 6,206**
Adjustments for:			
Income taxes - paid	**(526,053)**	(1,666,643)	**(4,977)**
Depreciation and amortization	**212,710**	158,364	**2,013**
Provision for doubtful receivables	**30,609**	332,979	**290**
Write-down of investment securities		220,280	
Changes in assets and liabilities:			
Increase in trade receivables	**(4,574,427)**	(2,442,376)	**(43,282)**
Decrease (increase) in inventories	**(6,683)**	26,364	**(63)**
Increase (decrease) in trade payables	**254,797**	(72,874)	**2,411**
Increase in liability for retirement benefits	**24,970**	5,513	**236**
Other–net	**636,752**	(657,790)	**6,023**
Total adjustments	**(3,947,325)**	(4,096,183)	**(37,349)**
Net cash used in operating activities	**(3,291,428)**	(3,062,406)	**(31,143)**
INVESTING ACTIVITIES:			
Proceeds from sales of property and equipment	**14,620**	6,358	**138**
Purchases of property and equipment	**(185,837)**	(263,701)	**(1,758)**
Proceeds from sales of securities	**274,345**		**2,596**
Payments for purchases of securities		(641,400)	
Disbursements for originating loans	**(750,000)**		**(7,096)**
Proceeds from collection of loans	**241,165**	61,011	**2,282**
Payment for purchase of consolidated subsidiaries net of cash acquired	**(85,053)**		**(805)**
Decrease (increase) in time deposit	**(206,000)**	171,724	**(1,949)**
Decrease (increase) in other assets	**(164,450)**	5,941	**(1,556)**
Net cash used in investing activities	**(861,210)**	(660,067)	**(8,148)**
FINANCING ACTIVITIES:			
Increase (decrease) in short-term bank loans–net	**(2,023,280)**	2,016,280	**(19,144)**
Proceeds from issuance of long-term debt	**9,753,475**	3,100,000	**92,284**
Repayments of long-term debt	**(2,185,284)**	(732,076)	**(20,676)**
Dividends paid	**(185,874)**	(268,604)	**(1,759)**
Repurchase of treasury stock	**(58,474)**		**(553)**
Net cash provided by financing activities	**5,300,563**	4,115,600	**50,152**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**¥1,147,925**	¥ 393,127	**$10,861**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARY, BEGINNING OF YEAR		57,670	
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**3,506,367**	3,055,570	**33,176**
CASH AND CASH EQUIVALENTS, END OF YEAR	**¥4,654,292**	¥3,506,367	**$44,037**
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Bond with warrants transferred to shareholders' equity upon exercise of warrants	**¥350,000**		**$ 3,312**
Assets and liabilities increased by consolidation of subsidiary previously unconsolidated:			
Assets		¥ 27,853	
Liabilities		63,505	
Increase in assets and liabilities due to acquisitions of newly consolidated subsidiaries:			
Assets acquired	**1,030,440**		**9,750**
Liabilities assumed	**(1,053,390)**		**(9,967)**
Cash paid for the capital	**(289,000)**		**(2,735)**
Goodwill	**311,950**		**2,952**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Keika Express Co., Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2004 and 2003

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2003 financial statements to conform to the classifications used in 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which KEIKA EXPRESS CO., LTD. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105.69 to $1, the approximate rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidation* - The consolidated financial statements as of March 31, 2004 and 2003 include the accounts of the Company and all subsidiaries (collectively, the "Group").

Under the control concept, those companies over whose operations the Parent, directly or indirectly, is able to exercise control are fully consolidated.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized on a straight-line basis over a period of five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. *Recognition of Revenue* - Revenue from installment sales of merchandise is recognized when goods are shipped to customers. However the interest portion on installment sales is deferred and amortized over the contracted collection periods by the interest method.

c. *Cash Equivalents* - Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, that mature within three months of the date of acquisition.

d. *Allowance for Doubtful Accounts* - The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

e. *Inventories* - Merchandise is stated at cost, determined by the specific identification method.

f. *Investment Securities* - Investment securities are classified and accounted for, depending on management's intent, as follows: i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings, ii) held-to-maturity debt securities, which management has the positive intent and ability to hold to maturity, are reported at amortized cost and iii) available-for-sale securities, which are those securities not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The Group's securities included in other assets at March 31, 2004 and 2003 are all classified as available-for-sale.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

g. *Property and Equipment* - Property and equipment are stated at cost. Depreciation is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is principally from 10 to 50 years for buildings and structures and from 4 to 6 years for machinery and equipment.

h. *Other Assets* - Amortization of software for internal use included in other assets is computed on the straight-line method over a five-year period.

i. *Stock and Bond Issuance Costs* - Stock issuance costs paid to underwriters or other third parties and bond issuance costs are charged to income as incurred.

j. *Retirement and Pension Plans* - The Company has non-contributory funded pension plans and a consolidated subsidiary has unfunded retirement benefit plans.

The liability for employees' retirement benefits are accounted for based on the benefit obligations and plan assets at the balance sheet date.

Retirement allowances for directors and corporate auditors are recorded to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date.

k. *Leases* - All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

l. *Income Taxes* - The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

m. *Appropriations of Retained Earnings* - Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

n. *Derivatives and Hedging Activities* - The Group uses interest rate swaps and caps to manage its exposures to fluctuations in interest rates. Derivative financial instruments are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the income statement and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expenses or income.

o. *Per Share Information* - Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised. Diluted net income per share of common stock assumes full exercise of outstanding warrants. Diluted net income per share for the year ended March 31, 2003 is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

p. *New Accounting Pronouncements* - In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Group is currently in the process of assessing the effect of adoption of these pronouncements.

3. SHORT-TERM INVESTMENTS AND INVESTMENT SECURITIES

Short-term investments and investment securities included in other assets as of March 31, 2004 and 2003 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Short-term investments:			
Time deposits other than cash equivalents	**¥627,745**	¥308,026	**$5,939**
Investment securities:			
Marketable equity securities	**¥ 1,286**	¥137,781	**$ 12**
Non-marketable equity securities	**200,000**	200,000	**1,892**
Trust fund investments	**167,392**	119,866	**1,584**
Total	**¥368,678**	¥457,647	**$3,488**

Cost, gross unrealized holding gains and losses and fair value of securities classified as available-for-sale, excluding equity securities with no public market value at March 31, 2004 and 2003 were as follows:

	Thousands of Yen			
March 31, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**¥ 475**	**¥ 811**		**¥ 1,286**
Trust fund investment	**165,126**	**14,251**	**¥11,985**	**167,392**
March 31, 2003				
Equity securities	¥137,723	¥ 58		¥137,781
Trust fund investment	165,126		¥45,260	119,866

	Thousands of U.S. Dollars			
March 31, 2004	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity securities	**$ 4**	**$ 8**		**$ 12**
Trust fund investment	**1,562**	**135**	**$113**	**1,584**

Available-for-sale securities whose fair value was not readily determinable as of March 31, 2004 and 2003 were as follows:

	Carrying amount		
	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Equity securities	**¥200,000**	¥200,000	**$1,892**

4. NOTES AND ACCOUNTS RECEIVABLE

Sales recorded on the installment basis were 4.4% in 2004 and 2003, of net sales.

Annual maturities of notes and accounts receivable - trade at March 31, 2004 on installment sales and related amortization of deferred profit are as follows:

	Thousands of Yen		Thousands of U.S. Dollars	
	Receivables	Deferred Profit on Installment Sales	Receivables	Deferred Profit on Installment Sales
2005	¥1,210,381	¥ 628,594	$11,452	$ 5,948
2006	1,167,468	459,378	11,046	4,346
2007	1,118,509	309,121	10,583	2,925
2008	1,011,571	170,712	9,571	1,615
2009	712,603	56,792	6,742	537
2010 and thereafter	282,210	32,072	2,671	304
Total	¥5,502,742	¥1,656,669	$52,065	$15,675

5. INVENTORIES

Inventories at March 31, 2004 and 2003 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Merchandise	**¥80,927**	¥73,870	**$766**
Supplies	**1,132**	15,635	**10**
Total	**¥82,059**	¥89,505	**$776**

6. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loan at March 31, 2004 and 2003 consisted of notes to banks and bank overdrafts. The annual interest rates applicable to the short-term bank loans ranged from 0.56% to 3.7% and 0.559% to 1.5% at March 31, 2004 and 2003, respectively.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Unsecured 0.31% yen bonds, due 2005, guaranteed by a bank	**¥ 108,000**	¥ 204,000	**$ 1,022**
Unsecured 0.7% yen bonds, due 2007, guaranteed by a bank	**150,000**		**1,419**
Unsecured 0.42% yen bonds, due 2008, guaranteed by a bank	**210,000**	270,000	**1,987**
Unsecured 0.46% yen bonds, due 2008, guaranteed by a bank	**400,000**	500,000	**3,785**
Unsecured 0.79% yen bonds, due 2009, guaranteed by a bank	**450,000**		**4,258**
Unsecured 0.57% yen bonds, due 2009, guaranteed by a bank	**300,000**		**2,838**
Unsecured 0.72% yen bonds, due 2009, guaranteed by a bank	**550,000**		**5,204**
Unsecured zero-coupon yen bonds, due 2009 with stock purchase warrants	**1,650,000**		**15,612**
Loans from banks and other financial institutions, due serially to 2009 with interest rates ranging from 0.57% to 2.92% (2004) and 0.57% to 2.375% (2003) :			
Collateralized		150,000	
Unsecured	**9,014,214**	4,374,498	**85,289**
Total	**12,832,214**	5,498,498	**121,414**
Less current portion	**(3,412,696)**	(1,727,784)	**(32,290)**
Long-term debt, less current portion	**¥9,419,518**	¥3,770,714	**$89,124**

Annual maturities of long-term debt at March 31, 2004, were as follows:

Years Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2005	¥ 3,412,696	$ 32,290
2006	2,849,466	26,961
2007	2,686,802	25,422
2008	1,924,750	18,211
2009	1,958,500	18,530
Total	¥12,832,214	$121,414

The warrants issued with the zero-coupon yen bonds entitle the holders to acquire new shares and/or treasury shares of the Company's common stock through February 26, 2009, at an exercise price of the lower of ¥1,199 or market price with a minimum price of ¥571 per share. Upon exercise of the warrants, bonds are redeemed in sufficient quantity to pay the exercise price of the warrants exercised. Under certain conditions, these bonds may be redeemed prior to maturity in whole or in part at a price equal to the principal amount. If all these outstanding warrants at March 31, 2004 were exercised, 1,376 thousand shares of common stock would be issued.

The exercise price of the warrants is subject to adjustment to reflect stock splits and certain other events.

Certain debt agreements contain finance covenants requiring the maintenance of specified ordinary income and a minimum net worth. The Company was in compliance with such financial debt covenants as of March 31, 2004.

The Company has lines of credit totaling ¥10,600,000 thousand ($100,293 thousand) with 23 banks, of which ¥4,046,000 thousand ($38,282 thousand) was available at March 31, 2004.

7. PLEDGED ASSETS

At March 31, 2004, assets pledged as collateral for short-term debt, long-term debt and contingent liabilities of the Group were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Property and equipment - net of accumulated depreciation	¥ 735,343	$ 6,957
Deposit	765,483	7,243
Other	50,000	473
Total	¥1,550,826	$14,673

The above pledged assets relate to the following obligations:

	Thousands of Yen	Thousands of U.S. Dollars
Short-term debt	¥ 500,000	$ 4,731
Contingent liabilities - guarantees of auto loans	764,783	7,236
Total	¥1,264,783	$11,967

8. RETIREMENT AND PENSION PLANS

The Company and certain of its consolidated subsidiaries have severance payment plans for employees, directors and corporate auditors.

Under most circumstances, employees terminating their employment are entitled to retirement benefits determined based on the rate of pay at the time of termination, years of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from certain consolidated subsidiaries and annuity payments from a trustee. Employees are entitled to larger payments if the termination is involuntary, by retirement at the mandatory retirement age, by death, or by promotion to director. The liability for retirement allowance at March 31, 2004 and 2003 for directors and corporate auditors was ¥317,716 thousand ($3,006 thousand) and ¥286,901 thousand, respectively. The retirement allowances for directors and corporate auditors are paid subject to the approval of the shareholders in accordance with the Japanese Commercial Code.

The liability for employees' retirement benefits at March 31, 2004 and 2003 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Benefit obligation	**¥234,641**	¥213,977	**$2,220**
Fair value of plan assets	**(168,118)**	(141,608)	**(1,591)**
Net liability	**¥ 66,523**	¥ 72,369	**$ 629**

Under the simplified method allowed for smaller companies in Japan, the benefit obligation represents the actuarially determined liability for pension funding purposes.

The periodic benefit costs for the years ended March 2004 and 2003 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Service cost	**¥47,973**	¥43,980	**$454**

9. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which various amendments have become effective since October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting or by resolution of the Board of Directors provided it is stipulated in an article of incorporation and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥4,480,188 thousand ($42,390 thousand) as of March 31, 2004, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The Company has a stock option plan that provides for granting options to directors, corporate auditors and key employees to purchase up to 200 thousand shares of the Company's common stock in the period from June 1, 2004 to May 31, 2005. No options were granted or exercised during the year ended March 31, 2004. It is managements' intention to terminate this stock option plan during 2005.

10. INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2004 and 2003.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from approximately 42.0% to 41.0%, effective for years beginning April 1, 2004. The deferred tax assets and liabilities which will realize on or after April 1, 2004 are measured at the effective tax rate of 40.7% and 40.9% as at March 31, 2004 and 2003, respectively.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Deferred tax assets:			
Accrued bonuses	**¥ 50,423**	¥ 43,926	**$ 477**
Enterprise tax	**10,819**	11,306	**102**
Intercompany unrealized profits	**710,490**	502,031	**6,722**
Liability for retirement benefits	**159,971**	149,251	**1,514**
Allowance for doubtful accounts	**527,189**	589,762	**4,988**
Tax loss carryforwards	**315,306**	174,632	**2,983**
Other	**58,499**	137,039	**554**
Less valuation allowance	**(374,777)**	(211,706)	**(3,546)**
Total	**¥1,457,920**	¥1,396,241	**$13,794**
Deferred tax liabilities:			
Enterprise tax		¥24,629	
Net unrealized gain on available-for-sale securities	**¥922**		**$8**
Total	**¥922**	¥24,629	**$8**
Net deferred tax assets	**¥1,456,998**	¥1,371,612	**$13,786**

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2004 and 2003 is as follows:

	2004	2003
Normal effective statutory tax rate	**42.0%**	42.0%
Expenses not deductible for income tax purposes	**1.5**	0.4
Per capita levy of local taxes	**12.3**	7.7
Operating losses of subsidiaries	**(1.5)**	(11.5)
Amortization of goodwill	**4.8**	
Effect of tax rate reduction		1.7
Prior-period income taxes		4.5
Other–net	**1.8**	2.8
Actual effective tax rate	**60.9%**	47.6%

At March 31, 2004, certain subsidiaries have tax loss carryforwards aggregating approximately ¥755,834 thousand ($7,151 thousand) which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, will expire as follows:

Year Ending March 31	Thousands of Yen	Thousands of U.S. Dollars
2005	¥ 35,563	$ 336
2006	440,425	4,167
2007	19,704	186
2008	51,501	488
2009	208,641	1,974
Total	¥755,834	$7,151

11. LEASES

a. Subleases

A consolidated subsidiary subleases vehicles to owner-operators under finance leases.

(Lessee)

Obligations under finance subleases:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥1,427,790**	¥ 638,701	**$13,509**
Due after one year	**2,667,933**	977,972	**25,243**
Total	**¥4,095,723**	¥1,616,673	**$38,752**

Total lease payment under finance subleases were ¥911,074 thousand ($8,620 thousand) and ¥828,425 thousand for the years ended March 31, 2004 and 2003, respectively.

(Lessor)

Rights under finance subleases:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥1,703,840**	¥ 741,113	**$16,121**
Due after one year	**3,309,648**	1,156,675	**31,315**
Total	**¥5,013,488**	¥1,897,788	**$47,436**

Lease receipts on such subleases included in sales for the years ended March 31, 2004 and 2003 were ¥1,043,833 thousand ($9,876 thousand) and ¥930,255 thousand, respectively.

b. Finance Leases other than Subleases (Lessee)

The Group leases certain machinery, computer software and other assets.

Total lease payment under finance leases were ¥13,443 thousand ($127 thousand) and ¥8,512 thousand for the years ended March 31, 2004 and 2003, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance lease, depreciation expense, interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2004 and 2003 was as follows:

	Thousands of Yen			
	2004			
	Machinery and Equipment	Furniture and Fixtures	Software	Total
Acquisition cost	**¥314,373**	**¥13,499**	**¥8,800**	**¥336,672**
Accumulated depreciation	**67,833**	**9,219**	**7,332**	**84,384**
Net leased property	**¥246,540**	**¥ 4,280**	**¥1,468**	**¥252,288**

	Thousands of Yen			
	2003			
	Machinery and Equipment	Furniture and Fixtures	Software	Total
Acquisition cost	¥31,464	¥5,352	¥6,866	¥43,682
Accumulated depreciation	20,976	5,174	5,844	31,994
Net leased property	¥10,488	¥ 178	¥1,022	¥11,688

	Thousands of U.S. Dollars			
	2004			
	Machinery and Equipment	Furniture and Fixtures	Software	Total
Acquisition cost	**$2,975**	**$127**	**$83**	**$3,185**
Accumulated depreciation	**642**	**87**	**69**	**798**
Net leased property	**$2,333**	**$ 40**	**$14**	**$2,387**

Obligations under finance leases:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Due within one year	**¥ 63,200**	¥ 7,084	**$ 598**
Due after one year	**185,642**	4,604	**1,756**
Total	**¥248,842**	¥11,688	**$2,354**

Depreciation expense and interest expense under finance leases:

	Thousands of Yen		Thousands of U.S. Dollars
	2004	2003	**2004**
Depreciation expense	**¥12,072**	¥8,512	**$114**
Interest expense	**1,127**		**11**
Total	**¥13,199**	¥8,512	**$125**

Depreciation expense and interest expense are not reflected in the accompanying statements of income. Depreciation expense is computed by the straight-line method. The leased property obligations under finance leases as of March 31, 2003 include the imputed interest portion. Because of increased balance of leased property under finance lease, the Group applied the interest method for computation of leased property and related obligations for the year ended March 31, 2004. The interest portion deducted from obligations under finance lease were ¥33,879 thousand ($321 thousand) as of March 31, 2004.

c. Operating Lease

The minimum rental commitments under noncancellable operating lease at March 31, 2004 were as follows:

	Thousands of Yen	Thousands of U.S. Dollars
Due within one year	**¥ 6,105**	**$ 58**
Due after one year	**21,370**	**202**
Total	**¥27,475**	**$260**

12. DERIVATIVES

The Group enters into interest rate swap contracts and interest rate cap contracts to manage its interest rate exposure on certain liabilities.

The Group does not enter into derivatives for trading or speculative purposes.

Because the counterparties to these derivatives are limited to domestic financial institutions with high credit ratings, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Group had the following derivative contracts outstanding at March 31, 2004 and 2003:

	Thousands of Yen					
	Contract Amount	Fair Value	Unrealized Loss	Contract Amount	Fair Value	Unrealized Loss
Interest rate swaps: (fixed rate payment, floating rate receipt)	¥1,065,000	¥(12,188)	¥12,188	¥1,415,000	¥(23,320)	¥23,320

	Thousands of U.S. Dollars		
	Contract Amount	Fair Value	Unrealized Loss
Interest rate swaps: (fixed rate payment, floating rate receipt)	$10,077	$(115)	$115

Interest rate swap and cap contracts which qualify for hedge accounting for the years ended March 31, 2004 and 2003 are excluded from the disclosure of market value information.

The contract amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

13. CONTINGENT LIABILITIES

Contingent liabilities at March 31, 2004 amounted to ¥1,135,871 thousand ($10,747 thousand), representing guarantees of auto loans of owner-operators under contract with the Company.

14. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2004 and 2003 is as follows:

	Thousands of Yen	Thousands of Shares	Yen	Dollars
For the year ended March 31, 2004:	Net income	Weighted average shares	EPS	
Basic EPS				
Net income available to common shareholders	**¥226,726**	**7,644**	**¥29.66**	**$0.28**
Effect of dilutive securities warrants		**10**		
Dilutive EPS				
Net income for computation	**¥226,726**	**7,654**	**¥29.62**	**$0.28**
For the year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥516,379	7,680	¥67.24	

Diluted net income per share for the year ended March 31, 2003 is not disclosed because common stock equivalents are anti-dilutive.

15. SUBSEQUENT EVENTS

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2004 were approved at the shareholders meeting held on June 25, 2004:

	Thousands of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥12.5 ($0.12) per share	**¥98,826**	**$935**
Bonuses to directors and corporate auditors	**26,000**	**246**

b. Purchase of Treasury Stock

At the general shareholders meeting held on June 25, 2004, the Company's shareholders approved an amendment of the articles of incorporation. The new articles allow the Company to repurchase its common stock pursuant to resolution of the Board of Directors.

16. SEGMENT INFORMATION

The Group's business operations are classified into two industry segments: transportation and owner-operator development.

The transportation segment undertakes freight transportation operations such as pickup and delivery, diverse warehouse and delivery agency operations, and incidental services associated with transportation including installation, assembly, wiring, inspection and display of delivered goods at delivery sites.

The owner-operator development segment recruits potential owner-operators to whom freight transportation operations are outsourced. Revenue from this section comes from sales and leases of light-freight trucks and accessories, that comply with the Company's specifications to independent owner-operators, affiliated shop commissions (commissions received from credit companies in compensation for clerical agency services on car loans and others) and credit guarantee fees associated with sales and leases of trucks.

Information about industry segments, geographic segments and sales to foreign customers of the Group for the years ended March 31, 2004 and 2003 is as follows:

(1) Industry Segments

a. Sales and Operating Income

	Thousands of Yen			
	2004			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Sales to customers	**¥29,533,240**	**¥10,046,686**		**¥39,579,926**
Intersegment sales		**441,666**	**¥ (441,666)**	
Total sales	**29,533,240**	**10,488,352**	**(441,666)**	**39,579,926**
Operating expenses	**28,385,586**	**9,209,077**	**1,167,990**	**38,762,653**
Operating income	**¥ 1,147,654**	**¥ 1,279,275**	**¥(1,609,656)**	**¥ 817,273**

b. Total Assets, Depreciation and Capital Expenditures

	Thousands of Yen			
	2004			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Total assets	**¥6,547,724**	**¥15,613,102**	**¥5,734,529**	**¥27,895,355**
Depreciation	**120,349**	**15,962**	**76,399**	**212,710**
Capital expenditures	**132,059**	**80,637**	**308,248**	**520,944**

a. Sales and Operating Income

	Thousands of U.S. Dollars			
	2004			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Sales to customers	**$279,433**	**$95,058**		**$374,491**
Intersegment sales		**4,179**	**$ (4,179)**	
Total sales	**279,433**	**99,237**	**(4,179)**	**374,491**
Operating expenses	**268,574**	**87,133**	**11,051**	**366,758**
Operating income	**$ 10,859**	**$12,104**	**$(15,230)**	**$ 7,733**

b. Total Assets, Depreciation and Capital Expenditures

	Thousands of U.S. Dollars			
	2004			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Total assets	**$61,952**	**$147,726**	**$54,258**	**$263,936**
Depreciation	**1,139**	**151**	**723**	**2,013**
Capital expenditures	**1,249**	**763**	**2,917**	**4,929**

a. Sales and Operating Income

	Thousands of Yen			
	2003			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Sales to customers	¥25,379,335	¥10,732,643		¥36,111,978
Intersegment sales		265,144	¥ (265,144)	
Total sales	25,379,335	10,997,787	(265,144)	36,111,978
Operating expenses	25,014,170	8,559,982	1,340,309	34,914,461
Operating income	¥ 365,165	¥ 2,437,805	¥(1,605,453)	¥ 1,197,517

b. Total Assets, Depreciation and Capital Expenditures

	Thousands of Yen			
	2003			
	Transportation	Owner-operator Development	Eliminations/ Corporate	Consolidated
Total assets	¥4,548,800	¥11,349,470	¥5,941,255	¥21,839,525
Depreciation	79,345	25,226	53,793	158,364
Capital expenditures	191,223	54,881	310,365	556,469

Notes:

Unallocated operating expenses included in "Eliminations/Corporate" consist principally of general corporate expenses incurred by the administration of the Company amounting to ¥1,667,423 thousand ($15,777 thousand) and ¥1,697,457 thousand for the years ended March 31, 2004 and 2003, respectively.

Corporate assets included in "Eliminations/Corporate" are principally short-term investments, investment securities and administrative assets of the Company amounting to ¥5,783,130 thousand ($54,718 thousand) and ¥5,940,404 thousand as of March 31, 2004 and 2003, respectively.

(2) Geographical Segments

There are no consolidated subsidiaries located in countries or areas other than Japan, therefore, geographical segments information is not presented.

(3) Sales to Foreign Customers

The Group operates in Japan and does not have any sales to foreign customers.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of KEIKA EXPRESS Co., Ltd.:

We have audited the accompanying consolidated balance sheets of KEIKA EXPRESS Co., Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KEIKA EXPRESS Co., Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

June 25, 2004

Deloitte Touche Tohmatsu

BOARD OF DIRECTORS (As of June 30, 2004)

President and CEO	**Katsutoshi Nishihara**
Senior Managing Director	**Satoshi Nishihara**
Managing Director	**Mamiko Yokota**
Directors	**Yutaka Nishihara**
	Chiaki Tsutsumi
	Koji Abe
Standing Auditor	**Yoriyuki Narishige**
Auditors	**Masatoshi Yasugi**
	Yoshihisa Machidori

HISTORY

December 1987
Keika Express Co., Ltd. established in Neyagawa, Osaka, and the light-truck freight transportation business with the innovative "owner-operator system" started.

March 1988
Opened Kitaosaka Branch in Settsu, Osaka, to extend its business to the Keihanshin area covering Kyoto, Osaka and Kobe.

January 1991
Opened Komaki Branch in Komaki, Aichi, to extend its business to the Chubu area.

April 1992
Opened Adachi Branch in Adachi-ku, Tokyo, to extend its business to the Kanto area.

June 1992
The business in the Chubu area separated and taken over by the newly established Chukyo Keika Express Co., Ltd.

March 1994
The business in the Kanto area separated and taken over by the newly established Tokyo Keika Express Co., Ltd.

September 1994
The goodwill of Okayama Keika Express Co., Ltd., assigned to Keika Express. Opened Okayama Branch in Okayama-shi, Okayama, in October 1994 to start marketing activity. Opened several sales branches in the Chugoku area afterward.

August 1995
Opened Sendai Branch in Sendai, Miyagi, to extend its business to the Tohoku area.

September 1995
Opened Fukuoka Branch in Fukuoka-shi, Fukuoka, to extend its business to the Kyushu area.

April 1996
Opened Kanazawa Branch in Kanazawa, Ishikawa, to extend its business to the Hokuriku area.

July 1996
Opened Sapporo Branch in Sapporo, Hokkaido, to extend its business to the Hokkaido area. Acquired Tokyo Keika Express Co., Ltd. and Chukyo Keika Express Co., Ltd. to reinforce operating base.

August 1996
KSE East-Japan Co., Ltd. became a fully owned subsidiary through a stock transfer.

October 1996
Opened Niigata Branch in Niigata-shi, Niigata, to extend its business to the Koshinetsu area. Head office moved to Kadoma, Osaka.

December 1996
KSE West-Japan Co., Ltd. became a fully owned subsidiary through a stock transfer.

March 1997
Opened Takamatsu Branch in Takamatsu, Kagawa, to extend its business to the Shikoku area.

June 1997
Opened Tottori Branch in Tottori-shi, Tottori, to extend its business to the Sanin area.

April 1998
To change the par value of its stock from ¥50,000 to ¥50, the former Keika Express Co., Ltd., the substantial surviving company, was merged with the formal surviving company Keika Express Co., Ltd., former Kyowa Mekki Co., Ltd.

December 1998
Luck PLC as a limited liability company incorporated into Luck Co., Ltd. as a joint stock company.

July 2000
KSE East-Japan Co., Ltd. (consolidated subsidiary), acquired KSE West-Japan Co., Ltd. (consolidated subsidiary). The trade name was changed to MC Convenience Co., Ltd., and the head office moved to Kadoma, Osaka.

October 2000
Stock listed on the Second Section of the Osaka Securities Exchange.

April 2001
Keika Express CS (formerly Footwork Delivery Service Corporation) became a consolidated subsidiary following the allocation of new stocks to a third party.

March 2002
Acquired the 100% equity of Luck Co., Ltd. through a stock transfer.

May 2002
Keika B2B Express service was started.

May 2003
Established ADR program by the depositary of The Bank of New York.

January 2004
Kyowa Unyu Shoji Co., Ltd. (currently Kyowa Keika Express Co., Ltd.) becomes fully owned subsidiary of Keika Express Co., Ltd. as a result of a stock transfer.

CORPORATE DATA (As of March 31, 2004)

Company name	Keika Express Co., Ltd.
President	Katsutoshi Nishihara
Head office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065, Japan Tel. +81-6-6907-5770
Tokyo branch	1st Floor, 2-13-4, Shiba, Minato-ku, Tokyo 105-0014, Japan Tel. +81-3-5445-2730
Establishment	December 1987
Capital	¥1,437,591,000
Business	Consigned freight transportation Owner-operator development Sales of light trucks Auto insurance, etc.
Number of employees	681 (non-consolidated) 813 (consolidated)
Stock listing	The Osaka Securities Exchange Second Section
Code number	9374
Related companies	MC Convenience Co., Ltd. Keika Express CS Corporation Luck Co., Ltd. Kyowa Keika Express Co., Ltd.
Bank references	Sumitomo Mitsui Banking Corporation (Kadoma branch) UFJ Bank Limited (Hanaten branch) Mizuho Bank, Ltd. (Moriguchi branch) The Iyo Bank, Ltd. (Osaka branch), etc.
American Depositary Receipts	Ticker Symbol: KEKXY CUSIP: 487527103 Exchange: OTC (Over-the-Counter) Ratio (ADR:ORD): 1:1 Depositary: The Bank of New York (Sponsored)


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Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065
Tel: +81-6-6907-5770
Fax: +81-6-6907-5780
URL: http://www.keikaexp.co.jp/

Printed in Japan